Exhibit 99.5

TITAN TRADING ANALYTICS INC. Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7 Telephone: (780) 438-1239 Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

FOR IMMEDIATE RELEASE – Titan Trading Analytics Inc. Announces Early Warning Report Pursuant to the Closing of the Private Placement

EDMONTON, ALBERTA - (October 22, 2009) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) is announcing an Early Warning Report pursuant to the recent closing of Common Share Private Placement.

In accordance with Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues,  Dr. Kenneth Powell of 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7, directly acquired ownership of an aggregate of 1,952,000 common shares (“Common Shares”) of Titan Trading Analytics Inc. (“Titan Trading”) representing approximately 3.35% of the total issued and outstanding Common Shares of Titan Trading.  Dr. Powell now owns directly 8,209,662 Common Shares and 3,671,000 warrants (the “Warrants”) of Titan Trading, representing approximately 19.18% of the total issued and outstanding Common Shares of Titan Trading, assuming all of the Warrants held by Dr. Powell are exercised into Common Shares of the Corporation.  In addition, Dr. Powell now controls, through members of this immediate family with whom he resides, including his wife Karen Powell, 11,255,059 Common Shares and 4,398,500 Warrants of Titan Trading, representing approximately 24.95% of the total issued and outstanding Common Shares of Titan Trading, assuming all of the Warrants controlled by Dr. Powell are exercised into Common Shares of the Corporation.

The Common Shares were acquired for investment purposes.  Dr. Powell and members of his immediate family with whom he resides, including his wife Karen Powell, may from time to time acquire additional Common Shares, or continue to hold the Common Shares in the normal course of their investment activities, subject to applicable laws.

All of the securities purchased were acquired in reliance on the accredited investor or the family, friends and business associate exemption of National Instrument 45-106 – Prospectus and Registration Exemptions.  A copy of the early warning report for Dr. Powell will be filed on SEDAR.

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

TITAN TRADING ANALYTICS INC. Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7 Telephone: (780) 438-1239 Fax: (780) 438-1249

Forward Looking Statements

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.

Philip Carrozza, President
pcarrozza@titantrading.com

or

Kenneth Powell, CEO & Chairman
kpowell@titantrading.com

Ph. (780) 438-1239

www.titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.